SCHEDULE 13G

                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                            JWGenesis Financial Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    482227105
 ------------------------------------------------------------------------------
                                 (CUSIP number)


                                  June 15, 1998
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

      [_]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [_]   Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G


      CUSIP No. 482227105                                Page 2 of 5
------------------------------                  --------------------------------



       1        NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION
                NO. OF ABOVE PERSON:                          Avatex Corporation
                                                           Tax Id No. 25-1425889

       2        CHECK THE APPROPRIATE BOX IF A MEMBER                    (a) [_]
                OF A GROUP:                                              (b) [_]

       3        SEC USE ONLY

       4        CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware


NUMBER OF
                       5     SOLE VOTING POWER:                          300,000
SHARES
BENEFICIALLY
                       6     SHARED VOTING POWER:                              0
OWNED BY
EACH
                       7     SOLE DISPOSITIVE POWER:                     300,000
REPORTING
PERSON WITH
                       8     SHARED DISPOSITIVE POWER:                         0

--------------------------------------------------------------------------------

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON:                                300,000

      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES                                      [_]

      11        PERCENT OF CLASS REPRESENTED
                BY AMOUNT IN ROW (9):                                       5.5%

      12        TYPE OF REPORTING PERSON:                                    CO

================================================================================

                                      13G


      CUSIP No. 482227105                                Page 3 of 5
------------------------------                  --------------------------------


Item 1(a)   Name of Issuer:

      JWGenesis Financial Corp.

Item 1(b)   Address of the Issuer's Principal Executive Office:

      980 North Federal Highway, Suite 210, Boca Raton, Florida 33432

Item 2(a)   Name of Person Filing:

      Avatex Corporation

Item 2(b)   Address of Principal Business Office or, if none, Residence:

      5910 North Central Expressway
      Suite 1780
      Dallas, Texas 75206

Item 2(c)   Citizenship:

      Avatex Corporation is a Delaware corporation

Item 2(d)   Title of Class of Securities:

      Common Stock

Item 2(e)   CUSIP Number:

      482227105

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [_]  Broker or Dealer registered under Section 15 of the Exchange Act;

(b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [_]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                                      13G


      CUSIP No. 482227105                                Page 4 of 5
------------------------------                  --------------------------------


(d) [_] Investment company registered under Section 8 of the Investment Company Act;

(e) [_]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [x]

Item 4      Ownership

      (a)   Amount beneficially owned:                            300,000 shares

      (b)   Percent of Class:                                     5.5%

      (c)   Number shares as to which the person has:

        (i) Sole power to vote or to direct the vote:             300,000 shares

       (ii) Shared power to vote or to direct the vote:           0 shares

      (iii) Sole power to dispose or to direct the disposit of:   300,000 shares

       (iv) Shared power to dispose or to direct the disposit of: 0 shares

Item 5      Ownership of Five Percent or Less of a Class

      Not applicable.

                                      13G


      CUSIP No. 482227105                                Page 5 of 5
------------------------------                  --------------------------------

Item 6      Ownership of More Than Five Percent on Behalf of Another Person

      Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not Applicable.

Item 8      Identification and Classification of Members of the Group

      Not Applicable.

Item 9      Notice of Dissolution of Group

      Not Applicable.

Item 10     Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 22, 1998                      AVATEX CORPORATION


                                          By:       /s/ Robert H. Stone
                                             -----------------------------------
                                                Robert H. Stone
                                                Vice President